UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  December 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

1.      Directorate Change, dated 7 December 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 7, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 7, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



Exhibit No. 1


                     BARCLAYS PLC SENIOR MANAGEMENT CHANGES

Barclays PLC and Barclays Bank PLC announce the following:-

Roger Davis has decided to leave Barclays and will resign as a Director of Barclays PLC and Barclays Bank PLC and from the position of Chief Executive, UK Banking, at the conclusion of the Board Meeting that takes place on 8th December 2005. He will remain available to the Group until October 2006 and will ensure a smooth transfer of responsibilities. Roger has held various roles across the Group since 1997 including Chairman and Chief Executive of Barclays Capital Asia Pacific, Chief Executive of the Business Bank, and latterly the UK Banking leadership role. He has contributed significantly to the success of the business and leaves the UK operations of the bank in a stronger position as described in the recent trading update. UK Banking has performed well in 2005 and is on track to meet its productivity targets. The Board wishes him well in his next career move. In accordance with the Group's remuneration policy, the terms of his departure will be in line with contractual arrangements. (See Note to Editors.)

Commenting Roger Davis says:

"I have enjoyed myself enormously at Barclays over the past eight years in several leadership roles. I leave a significantly enhanced organisation and most specifically believe that the leadership team has laid strong foundations for the transformation of UK Banking into a great customer driven organisation. On a personal basis I feel it is now time to look for the next challenge. I want to particularly thank the staff of the UK Bank for their commitment and drive towards building the best bank in the UK. This momentum for change, now established, will continue going forward and I have every confidence in the employees and management team alike."

Commenting John Varley, Chief Executive, Barclays PLC, says:

"Roger Davis has made a great contribution to the Group throughout his career with Barclays most recently in his role as Chief Executive of UK Banking. I thank him sincerely. I will miss his energy, enthusiasm and leadership skills. Roger is committed to ensuring a seamless succession to the new team that he helped put in place.

I have announced today several senior appointments that will build on the foundations laid by Roger and which reflect our ability to attract highly skilled global talent into Barclays. UK Banking (both Business Banking and UK Retail) have made good progress in 2004 and 2005. Our strategy is good and we will continue to invest and grow."

Barclays announces the following management changes:-

Gary Hoffman, currently Chief Executive of Barclaycard and a Director of Barclays PLC and Barclays Bank PLC, is appointed Chairman of UK Banking and Chairman of Barclaycard effective immediately. In his new role Gary will have stewardship of two businesses, UK Banking (which comprises UK Retail Banking and UK Business Banking) and Barclaycard. Gary assumes leadership of Roger Davis' management team. Gary has been with Barclays for 23 years and has broad based retail banking experience. He joined the Board in January 2004.

There are three Chief Executive appointments, one in Barclaycard and two in UK Banking. These will report to Gary Hoffman.

Antony Jenkins is appointed Chief Executive of Barclaycard. Antony joins from Citigroup Inc where he most recently held the position of General Manager and Executive Vice President for Citi Brands. In this position he had full responsibility for most of Citi Cards business including Platinum, Universal Corp, AA Advantage, the AMEX relationship and Small Business. Antony also held the position of Executive Vice President, Consumer Value and Growth, which was the largest business unit within Citi Cards with receivables of $70 billion and 30 million customers. Antony will return to the UK where he began his career after graduating from Oxford University.

Deanna Oppenheimer is appointed Chief Executive of UK Retail Banking. Deanna joined Barclays from Washington Mutual in September 2005, where she held senior leadership roles, most recently as President of its Retail Banking and Financial Services group, during its spectacular growth into one of the US's leading retail banks.

Peter Harvey is appointed Chief Executive of UK Business Banking. Peter has transformed the UK Business Banking division over recent years and he joined Barclays in October 1974.

ENDS

NOTE TO EDITORS

Roger leaves Barclays' employment from 1st April 2006. Under his contract he is entitled to up to 12 months' salary and a bonus of 100% for the 12 months. If Roger takes employment elsewhere in this period this would be reduced pro rata. Roger's base salary is GBP500,000 per annum.


Further information:-

MEDIA

Stephen Whitehead                              Chris Tucker
Barclays Corporate Affairs Director            Public Relations Director
Telephone: 020 7116 6060                       Telephone: 020 7116 6223
Mobile: 07880 783532                           Mobile: 07775 547301

INVESTORS

Investor Relations:

James S Johnson / Karen Menzel
+44 (0)20 7116 2927 / 7116 2929